

September 1, 2022

Vadim Mats
Chief Executive Officer
The NFT Gaming Company, Inc.
101 Eisenhower Parkway, Suite 300
Roseland, NJ 07068

> **Re: The NFT Gaming Company, Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted August 19, 2022**
> **CIK No. 0001895618**

Dear Mr. Mats:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Dilution, page 38

1.   Correct the amount of historical net tangible book value and net tangible book value per share as of June 30, 2022. We note the reported net tangible book value amount of $1,799,067 exceeds total assets as of June 30, 2022.

Management's Discussion and Analysis
Results of Operations for the three and six months ended June 30, 2022, page 42

2.   In accordance with Item 303(c) of Regulation S-K, please discuss changes in each of the operating expense line-items for the six months ended June 30, 2022. Also, in light of your Plan of Operations discussed at page 48, address known trends, events, and uncertainties regarding your research and development fees.

Financial Statements
Condensed Statements of Operations, page F-12

3.   Revise your income statement presentation to classify expenses according to their function. For example, it appears the amounts reported as compensation and related benefits should be allocated to the functional line-items "general and administrative expenses" and "research and development."

Note 2. Summary of Significant Accounting Policies
Capitalized Software Costs, page F-17

4.   It appears from the disclosures on page 48 that you have completed the development of three games and have up to four more games in early production. In light of the material expenditures of research and development costs reported for the six months ended June 30, 2022, explain for us how you applied your accounting policy for capitalization of software and determined that no such costs were capitalizable as of June 30, 2022.

5.   Tell us, and disclose if material, whether you are currently developing NFT's. Tell us how you plan to account for NFT assets and NFT transactions. In your response, please refer to all pertinent accounting literature you expect to rely upon.

General

6.   Please revise your Selling Stockholder table on page Alt-1 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the table.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Matt Derby, Staff Attorney, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman